SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                         Cablevision Systems Corporation

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                                (Name of Issuer)

                 Class A Common Stock, Par Value $.01 Per Share

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                         (Title of Class of Securities)

                                   12686C 10 9

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                                 (CUSIP Number)

                                Marilyn J. Wasser

                       Vice President - Law and Secretary

                                   AT&T Corp.

                             295 North Maple Avenue

                             Basking Ridge, NJ 07920

                                 (908) 221-2000

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            (Name, Address and Telephone Number of Person Authorized

                     to Receive Notices and Communications)


                                December 15, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /__/.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
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CUSIP No.   12686C 10 9                                Page 2 of ____ Pages
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     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON
                  AT&T Corp.
                  I.R.S. Identification No.  13-4924710
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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) /__/
                                                                     (b) /__/
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     3       SEC USE ONLY
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     4       SOURCE OF FUNDS
                  WC, OO
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     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) or 2(e)
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     6       CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York
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                7       SOLE VOTING POWER
                          48,942,172
 NUMBER OF   -------------------------------------------------------------------
  SHARES        8       SHARED VOTING POWER
BENEFICIALLY              -0-
  OWNED BY   -------------------------------------------------------------------
   EACH         9       SOLE DISPOSITIVE POWER
 REPORTING                48,942,172*
  PERSON     -------------------------------------------------------------------
   WITH        10       SHARED DISPOSITIVE POWER
                          -0-
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    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  48,942,172
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    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                            /__/
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    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  45.2%**
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    14       TYPE OF REPORTING PERSON
                  C0
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* Subject to the Stockholders Agreement (See Item 6 hereof).  Excludes shares of
Class A Common Stock beneficially owned by Liberty Media Corporation (See Item 3 hereof).
** Each share of the Issuer's Class B Common Stock is entitled to 10 votes per share and each share of Class A Common Stock is entitled to one vote per share. Holders of Class B Common Stock and Class A Common Stock vote together as a single class, except for the election of directors. With respect to the election of directors and subject to certain conditions, holders of Class A Common Stock vote as a separate class and are entitled to elect 25% of the total number of directors constituting the whole board. For all other issues, when the classes of stock are aggregated, the Reporting Person may be deemed to beneficially own voting equity securities of the Issuer representing approximately 9.1% of the voting power of the Issuer (See Items 1 and 5).

Item 1.       Security and Issuer.
              -------------------

              This Amendment relates to the Class A Common Stock, par value of $.01 per share (the "Common Stock"), of Cablevision Systems Corporation, a Delaware corporation (the "Issuer"), One Media Crossways, Woodbury, NY 11797. This Amendment amends the Schedule 13D Statement (the "Schedule 13D") of AT&T Corp., a New York corporation ("AT&T") relating to the Issuer filed on April 28, 1999. Capitalized terms used herein and not defined have the meanings ascribed to them in the Schedule 13D as previously amended.

Item 4.       Purpose of Transaction.
              ----------------------

              Item 4 is hereby amended by adding the following at the end thereof:

              On December 15, 2000 AT&T notified the Federal Communications Commission (the "FCC") of its intentions with respect to electing and implementing a means of compliance with the FCC's Order In the Matter of Applications for Consent to the Transfer of Control of Licenses and Section 214 Authorizations from MediaOne Group, Inc. to AT&T (CS Docket No. 99-251) (the "FCC MediaOne Order"). AT&T stated that in order to comply with the FCC MediaOne Order, among other things, it will take steps to ensure that certain businesses of the Issuer will no longer be attributable to AT&T under FCC rules. In order to effect the foregoing, subject to the terms and conditions of the existing Stockholders Agreement and receipt of any required consents, AT&T may, among other things, either dispose of all or a portion of such shares or otherwise seek to make such shares non-attributable under applicable FCC rules.

              AT&T is also evaluating a direct or indirect disposition of all or a portion of its shares in the Issuer even if not required in order to comply with the FCC MediaOne Order. Any disposition would be dependent on market conditions, AT&T's own business opportunities and liquidity goals and other factors as well as the other factors listed in the preceding paragraphs and there can be no assurance that any disposition will occur or as to the timing, terms or structure thereof.

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     December 15, 2000

                                       AT&T Corp.


                                       By:  /s/    Robert S. Feit
                                            ---------------------------
                                            Name:  Robert S. Feit
                                            Title: Authorized Signatory